                        $95.00 PER UNIT OFFER TO PURCHASE

To Unitholders in Integrated Resources High Equity Partners, Series 85:

         Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), is offering to purchase up to 160,000 of the outstanding units of limited partnership interest ("Units") in Integrated Resources High Equity Partners, Series 85 (the "Partnership") for a purchase price of $95.00 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's Partnership Agreement), made by the Partnership from the date hereof until the Payment Date (as defined in the attached Offer to Purchase dated March 12, 1998), upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Assignment of Partnership Interest (which together constitute the "Offer").

         Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on April 8, 1998. The Offer is not conditioned upon any minimum number of Units being tendered; however, in order for a tender to be valid, (i) a minimum of 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units, must be sold pursuant to the Offer, and (ii) to the extent such tender is a partial tender, after the sale of Units pursuant to the Offer, you must continue to hold at least 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units (8 Units for an IRA or Keogh Plan for Missouri and Washington residents).

         The materials included in this package include important information concerning the Purchaser, the terms and conditions of the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Assignment of Partnership Interest and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

         You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

         If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call Beacon Hill Partners, Inc., which is acting as Information Agent for the Offer. Informed and courteous agents are available to assist you.

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 301-8755 (Toll Free)


March 12, 1998                                          OLYMPIA INVESTORS, L.P.